UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JBI, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

88575M 20 0
(CUSIP Number)

1783 Allanport Road Thorold, Ontario LOS 1K0
(905) 384-4383
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  88575M 20 0

1	name of reporting person
i.r.s. identification no. of above person (entities only)

John W. Bordynuik

2	check the appropriate box if a member of a group
(A) ☐
(B) ☐
3	sec use only
4	source of funds*

OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization

United States
number of shares beneficially owned by each reporting person with	7	sole voting power 4,323,846 shares

	8	shared voting power 0 shares

	9	sole dispositive power
4,323,846 shares
	10	shared dispositive power 0 shares

11	aggregate amount beneficially owned by each reporting person
4,323,846 shares
12	check box if the aggregate amount in row (11) excludes certain shares
13	percent of class represented by amount in row (11)

5.0%*
14	type of reporting person

IN

*This calculation is based on a total of 86,605,966 shares of the Issuer’s outstanding common stock, consisting of (i) 73,177,216 shares of the Issuer’s common stock that were outstanding as of May 14, 2012, as last reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 15, 2012  and (ii) the issuance of an aggregate of 13,428,750 shares of common stock as reported by the Issuer in its Current Reports on Form 8-K filed on May 17, 2012 and May 22, 2012.

CUSIP No.  88575M 20 0
This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 30, 2009 (the “Schedule 13D”), by John Bordynuik with respect to shares of common stock of JBI, Inc. (f/k/a 310 Holdings, Inc.).  Capitalized terms used in this Amendment without definition shall have the meanings ascribed to them in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

Item 1 of Schedule 13D is hereby amended and restated as follows:

This statement relates to shares of common stock, $0.001 par value per share, of JBI, Inc. (“Common Stock”), a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1783 Allanport Road, Thorold Ontario, Canada L0S 1K0.

ITEM 2.	IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by John Bordynuik who is hereinafter sometimes referred to as the “Reporting Person.” John Bordynuik who is located at 1783 Allanport Road, Thorold Ontario, Canada L0S 1K0.

The Reporting Person is the Issuer’s Chief of Technology and formerly served as its Chief Executive Officer, Secretary and Chairman of the board of directors of the Issuer (the “Board”).  The principal executive offices of the Issuer are located at 1783 Allanport Road, Thorold Ontario, Canada L0S 1K0.

During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:
The information provided under Item 6 this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b)  At the close of business on May 18, 2012, the Issuer had 86,605,966 shares of Common Stock issued and outstanding.  The Reporting Person is the beneficial owner of and has sole power to vote and direct the disposition of 4,323,846 shares of Common Stock, which shares constitute approximately 5.0% of the outstanding shares.  .

(c)  The Reporting Person has not effected any transactions in the Common Stock during the past 60 days, except for the following, or as otherwise as described in this Schedule 13D:

On April 12, 2012, the Reporting Person initiated the transfer of 300,000 shares of Common Stock to each of two charitable organizations.  On the same day the Reporting Person also initiated the transfer of 400,000 shares to Matthew Ingham, the Issuer’s Chief Financial Officer.  The transfers were gifts and no consideration was received by the Reporting Person in connection with the transactions. The Reporting Person will file a Form 4 reflecting this transfer when it is completed by the transfer agent.

CUSIP No.  88575M 20 0

(d)  The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock he owns.

(e )  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In March 2012, the Reporting Person initiated the necessary steps to transition the Company from a fast growing technology company to global-scale corporate governance and management. The steps required to accomplish this include: retaining executives to manage growth, branding the Company Plastic2Oil, implementing a process to retire the Preferred Stock, and transforming the Board and corporate structure to that of a leading technology company. The Reporting Person’s desire and time is best spent on the Plastic2Oil technology and its development going forward. These aforementioned steps are now being executed, pursuant to the $10M financing with the Company and corresponding Letter Agreement.  This will ensure the continued growth and development of the Company, for the benefit of all the shareholders.

Between May 15, 2012 and May 18, 2012, the Issuer entered into Subscription Agreements (the “Purchase Agreements”) with several “accredited investors” (the “Purchasers”) in connection with a private placement of shares (the “Shares”) of Common Stock.  Pursuant to the Purchase Agreements, the Issuer sold to the Purchasers an aggregate of 13,428,750 Shares at a purchase price of $0.80 per Share for aggregate gross proceeds to the Issuer of $10.7 million.   As a condition to the closing of the transactions contemplated by the Purchase Agreements, the Purchasers required the Reporting Person, to enter into a letter agreement, dated as of May 15, 2012 (“Letter Agreement”), pursuant to which the Reporting Person made certain agreements regarding the voting of his shares of Common Stock and his one million shares of the Issuer’s Series A super majority voting preferred stock, $0.01 par value per share (the “Series A Preferred”).

The Amended Certificate  of Designations, Preferences and Rights of the Series A Preferred which was filed with the Nevada Secretary of State on May 10, 2012, as revised by a Certificate of Correction filed on May 14, 2012 (the “Certificate of Designations of Series A Preferred”), provides, among other things, that the holders of Series A Preferred vote together with the holders of Common Stock as a single class, however, the holders of Series A Preferred have 100 times the number of votes on all matters submitted to the shareholders that the holders of Common Stock have with respect to such matters.  In addition, shares of Series A Preferred are not convertible into shares of Common Stock.

Pursuant to the Letter Agreement, the Reporting Person agreed to vote his shares of Common Stock and Series A Preferred to, among other things, (i) effectuate the terms of the Letter Agreement, (ii) appoint five Qualified Independent Directors (as defined in the Letter Agreement”) nominated by the Board to the Board, and (iii) change the name of the Issuer to “Plastic2Oil”.  In addition, the Reporting Person agreed to refrain from voting his shares of Common Stock and  Series A Preferred to, among other things, (i) appoint himself or anyone who is not the President or Treasurer of the Issuer or a Qualified independent Director as a member of the Board, (ii) amend the Articles of Incorporation, Bylaws or Certificate of Designations of the Series A Preferred, or (iii) issue stock of the Issuer (other than Common Stock).

In addition, the Letter Agreement provides that in the event that the Reporting Person violates the terms of the non-compete provisions of his employment agreement with the Issuer or attempts to transfer shares of his Series A Preferred, except as provided in the Letter Agreement, then he would offer to purchase 100% of the respective shares of Common Stock owned by each Purchaser (the “Purchaser’s Put Right”).  The Letter Agreement also provides that in event the Reporting Person takes the actions discussed in the preceding sentence or additionally Kevin Rauber, the President of the Issuer, is terminated by the Issuer “without cause” or resigns “with good reason” (as such terms are defined in Mr. Rauber’s employment agreement with the Issuer) and at such time the Board is comprised of less than three Qualified Independent Directors, or the Reporting Person material breaches certain sections of the Letter Agreement, then he shall offer to sell 100% of the shares of his Series A Preferred to the Purchasers pro rata (the “Purchaser’s Call Right”).  The purchase price for exercise of the Purchaser’s Put Right shall be the greater of (x) $1.00 and (y) the volume-weighted average trading price of the Common Stock in the thirty consecutive day period immediately preceding the date of the event triggering the purchase.  The sale price for exercise of the Purchaser’s Call Right shall be the par value of $0.001 per share of Series A Preferred.

CUSIP No.  88575M 20 0

Except as described in this Item 6 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the shares of Common Stock.

The foregoing summary of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Letter Agreement attached hereto as Exhibit 1 which is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits.

Exhibit No.	Description of Exhibit
Exhibit 1	Letter Agreement, dated as of May 15, 2012, among John Bordynuik and the Purchasers signatory thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2012

/s/ John Bordynuik
/s/ John Bordynuik